SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2006

Commission File Number 1-31927

_________

NORTHERN ORION RESOURCES INC.

(Translation of registrant’s name into English)

Suite 250 - 1075 West Georgia Street

Vancouver, British Columbia, Canada V6E 3C9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F             Form 40-F     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

Suite 250, 1075 West Georgia Street

Vancouver, BC, Canada  V6E 3C9

www.northernorion.com

NEWS RELEASE

August 3, 2006

           NNO – TSX

        NTO – AMEX

NORTHERN ORION TO PRESENT AT CANACCORD ADAMS’

26TH ANNUAL SUMMER SEMINAR

Northern Orion announced today that it will deliver a presentation at the 26th Annual Canaccord Adams Summer Seminar in Boston. David Cohen, President and CEO, is scheduled to present to leading institutional investment representatives on Wednesday, August 9, 2006, at the Boston Marriott Long Wharf Hotel.

Mr. Cohen will join executives from nearly 200 public and private companies for the Summer Seminar, one of the longest-running institutional events focused exclusively on growth companies.

“We look forward to showcasing our company to some of the country’s top growth investors at this year’s Summer Seminar,” said David Cohen, CEO of Northern Orion. “This is an ideal venue in which we can provide an important mid-year update of our growth strategy and achievements.”

“This year’s conference marks an important occasion since our new global platform allows us to substantially expand the scope of the event,” said Kevin Dunn, President and CEO of Canaccord Adams Inc.  “Our goal is providing a premier forum for information flow and networking for public and private growth companies, venture capitalists and institutional investors.”

The Canaccord Adams Annual Summer Seminar is one of the oldest and largest programs showcasing both publicly traded and privately held growth companies.  To learn more about the conference, please contact Nadine Miller at 617.371.3842 or Nadine.Miller@CanaccordAdams.com.

“David Cohen”

David Cohen, President and CEO

For further information, please contact: Investor Relations, 1-866-608-9970

Email: info@northernorion.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN ORION RESOURCES INC.

(Registrant)

Date:

August 3, 2006

By:

/s/David W. Cohen

David W. Cohen
President and Chief Executive Officer